UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q3 2016 Results

Item 1

ICL
Where needs take us

Consolidated Financial Statements (Unaudited)

As at September 30, 2016
In Millions of U.S. Dollars

Condensed Consolidated Statements of Financial Position as at (Unaudited)

September 30 2016	September 30 2015	December 31 2015
$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	157	212	161
Short-term investments and deposits	50	81	87
Trade receivables	1,117	883	1,082
Inventories	1,351	1,184	1,364
Other receivables	232	324	291
Total current assets	2,907	2,684	2,985

Non-current assets
Investments in equity-accounted investees	162	164	159
Financial assets available for sale	235	-	-
Deferred tax assets	173	162	199
Property, plant and equipment	4,317	4,013	4,212
Intangible assets	862	1,031	1,185
Other non-current assets	305	140	337
Total non-current assets	6,054	5,510	6,092

Total assets	8,961	8,194	9,077

Current liabilities
Short-term credit	477	501	673
Trade payables	801	544	716
Provisions	90	42	42
Other current liabilities	696	573	615
Total current liabilities	2,064	1,660	2,046

Non-current liabilities
Long-term debt and debentures	3,153	2,460	2,805
Deferred tax liabilities	198	339	351
Long-term employee provisions	667	584	547
Provisions	123	99	127
Other non-current liabilities	23	21	13
Total non-current liabilities	4,164	3,503	3,843

Total liabilities	6,228	5,163	5,889

Equity
Total shareholders’ equity	2,614	3,005	3,028
Non-controlling interests	119	26	160
Total equity	2,733	3,031	3,188

Total liabilities and equity	8,961	8,194	9,077

The accompanying notes are an integral part of these condensed consolidated financial statements.

1	Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Income (Unaudited)

(in millions except per share data)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30 2016	September 30 2015	September 30 2016	September 30 2015	December 31 2015
$ millions	$ millions	$ millions	$ millions	$ millions
Sales	1,383	1,379	4,025	3,978	5,405
Cost of sales	922	891	2,781	2,708	3,602

Gross profit	461	488	1,244	1,270	1,803

Selling, transport and marketing expenses	197	166	531	472	653
General and administrative expenses	80	83	241	237	350
Research and development expenses	18	21	54	57	74
Other expenses	522	31	548	131	211
Other income	(25)	(10)	(55)	(246)	(250)

Operating income (loss)	(331)	197	(75)	619	765

Finance expenses	80	72	126	124	160
Finance income	(35)	(23)	(13)	(45)	(52)

Finance expenses, net	45	49	113	79	108

Share in earnings of equity-accounted investees	7	8	16	13	11

Income (loss) before income taxes	(369)	156	(172)	553	668

Income taxes	(22)	34	5	139	162

Net income (loss)	(347)	122	(177)	414	506

Net income (loss) attributable to the non-controlling interests	(7)	1	(23)	1	(3)

Net income (loss) attributable to the shareholders of the Company	(340)	121	(154)	413	509

Earnings per share attributable to	US $	US $	US $	US $	US $
the shareholders of the Company:

Basic earnings (loss) per share	(0.27)	0.10	(0.12)	0.33	0.40

Diluted earnings (loss) per share	(0.27)	0.10	(0.12)	0.33	0.40

Weighted-average number of
ordinary shares outstanding:

Basic (in thousands)	1,274,069	1,272,662	1,273,331	1,271,243	1,271,624

Diluted (in thousands)	1,274,069	1,273,184	1,273,331	1,271,747	1,272,256

The accompanying notes are an integral part of these condensed consolidated financial statements.

2	Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30 2016	September 30 2015	September 30 2016	September 30 2015	December 31 2015
$ millions	$ millions	$ millions	$ millions	$ millions
Net income (loss)	(347)	122	(177)	414	506

Components of other comprehensive income that will be reclassified subsequently to net income (loss)
Currency translation differences	(4)	(37)	(4)	(168)	(205)
Changes in fair value of derivatives designated as a cash flow hedge	-	(1)	(1)	(2)	(2)
Changes in fair value of financial assets available for sale	(19)	-	(11)	-	-
Income tax relating to items that will be reclassified subsequently to net income (loss)	2	-	-	-	-
Total	(21)	(38)	(16)	(170)	(207)

Components of other comprehensive income that will not be reclassified to net income (loss)
Actuarial gains (losses) from defined benefit plan	(56)	(9)	(102)	32	63
Income tax relating to items that will not be reclassified to net income (loss)	10	-*	19	(9)	(15)
Total	(46)	(9)	(83)	23	48

Total comprehensive income (loss)	(414)	75	(276)	267	347

Comprehensive loss attributable to the non-controlling interests	(7)	(1)	(27)	-	(9)

Comprehensive income (loss) attributable to the shareholders of the Company	(407)	76	(249)	267	356

* Less than $1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

3	Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended		For the nine-month period ended		For the year ended
September 30 2016	September 30 2015	September 30 2016	September 30 2015	December 31 2015
$ millions	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income (loss)	(347)	122	(177)	414	506
Adjustments for:
Depreciation and amortization	113	90	311	301	430
Revaluation of balances from financial institutions and interest expenses, net	41	19	82	33	44
Share in earnings of equity-accounted investees, net	(7)	(8)	(16)	(13)	(11)
Other capital losses (gains), net	429	(1)	430	(8)	5
Share-based compensation	4	6	12	12	15
Loss (gain) from divestiture of subsidiaries	-	-	1	(223)	(215)
Deferred tax expenses (income)	(60)	14	(114)	25	5
	173	242	529	541	779

Change in inventories	14	(5)	14	115	25
Change in trade and other receivables	(69)	11	(18)	105	(86)
Change in trade and other payables	95	(30)	110	(59)	(55)
Change in provisions and employee benefits	36	(94)	74	(187)	(90)
Net cash provided by operating activities	249	124	709	515	573

Cash flows from investing activities
Investments in shares and proceeds from deposits, net	29	(2)	(218)	37	34
Purchases of property, plant and equipment and intangible assets	(153)	(164)	(494)	(469)	(619)
Business combinations, net of cash acquired	-	-	-	(188)	(351)
Proceeds from divestiture of subsidiaries	-	-	17	372	364
Other	1	5	4	19	25
Net cash used in investing activities	(123)	(161)	(691)	(229)	(547)

Cash flows from financing activities
Dividends paid	(62)	(53)	(164)	(263)	(348)
Receipt of long-term debt	213	140	1,238	802	1,201
Repayment of long-term debt	(260)	(2)	(994)	(685)	(846)
Short-term credit from banks and others, net	(19)	(57)	(103)	(49)	8
Net cash provided by (used in) financing activities	(128)	28	(23)	(195)	15

Net change in cash and cash equivalents	(2)	(9)	(5)	91	41
Cash and cash equivalents as at beginning of the period	158	231	161	138	138
Net effect of currency translation on cash and cash equivalents	1	(10)	1	(17)	(18)
Cash and cash equivalents as at the end of the period	157	212	157	212	161

Additional Information

For the three-month period ended		For the nine-month period ended		For the year ended
September 30 2016	September 30 2015	September 30 2016	September 30 2015	December 31 2015
$ millions	$ millions	$ millions	$ millions	$ millions
Income taxes paid, net of tax refunds	(28)	(46)	(80)	4	(20)
Interest paid	(24)	(13)	(77)	(55)	(87)

The accompanying notes are an integral part of these condensed consolidated financial statements.

4	Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited)

	Attributable to the shareholders of the Company							Non-controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the three-month period ended September 30, 2016

Balance as at July 1, 2016	544	150	(396)	90	(260)	2,949	3,077	128	3,205

Share-based compensation	-*	2	-	2	-	-	4	-	4
Dividends	-	-	-	-	-	(60)	(60)	(2)	(62)
Comprehensive loss	-	-	(4)	(17)	-	(386)	(407)	(7)	(414)

Balance as at September 30, 2016	544	152	(400)	75	(260)	2,503	2,614	119	2,733

* Less than $1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

5	Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

	Attributable to the shareholders of the Company							Non- controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the three-month period ended September 30, 2015

Balance as at July 1, 2015	544	149	(332)	71	(260)	2,805	2,977	27	3,004

Share-based compensation	-*	-	-	5	-	-	5	-	5
Dividends	-	-	-	-	-	(53)	(53)	-	(53)
Comprehensive income (loss)	-	-	(36)	(1)	-	113	76	(1)	75

Balance as at September 30, 2015	544	149	(368)	75	(260)	2,865	3,005	26	3,031

* Less than $1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

6	Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

	Attributable to the shareholders of the Company							Non- controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the nine-month period ended September 30, 2016

Balance as at January 1, 2016	544	149	(400)	93	(260)	2,902	3,028	160	3,188

Share-based compensation	-*	3	-	9	-	-	12	-	12
Dividends	-	-	-	-	-	(162)	(162)	(2)	(164)
Changes in equity of equity-accounted investees	-	-	-	(15)	-	-	(15)	-	(15)
Non-controlling interests in business combinations from prior periods	-	-	-	-	-	-	-	(12)	(12)
Comprehensive loss	-	-	-	(12)	-	(237)	(249)	(27)	(276)

Balance as at September 30, 2016	544	152	(400)	75	(260)	2,503	2,614	119	2,733

* Less than $1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

7	Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

	Attributable to the shareholders of the Company							Non- controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the nine-month period ended September 30, 2015

Balance as at January 1, 2015	543	134	(201)	66	(260)	2,692	2,974	26	3,000

Issue of shares	1	15	-	-	-	-	16	-	16
Share-based compensation	-*	-	-	11	-	-	11	-	11
Dividends	-	-	-	-	-	(263)	(263)	-	(263)
Comprehensive income	-	-	(167)	(2)	-	436	267	-	267

Balance as at September 30, 2015	544	149	(368)	75	(260)	2,865	3,005	26	3,031

* Less than $1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

8	Israel Chemicals Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

	Attributable to the shareholders of the Company							Non- controlling interests	Total equity
	Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
	$ millions
For the year ended December 31, 2015

Balance as at January 1, 2015	543	134	(201)	66	(260)	2,692	2,974	26	3,000

Issue of shares	1	15	-	-	-	-	16	-	16
Share-based compensation	-*	-	-	15	-	-	15	-	15
Dividends	-	-	-	-	-	(347)	(347)	(1)	(348)
Business combinations	-	-	-	14	-	-	14	144	158
Comprehensive income (loss)	-	-	(199)	(2)	-	557	356	(9)	347

Balance as at December 31, 2015	544	149	(400)	93	(260)	2,902	3,028	160	3,188

* Less than $1 million.

The accompanying notes are an integral part of these condensed consolidated financial statements.

9	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 1 – The Reporting Entity

Israel Chemicals Ltd. (hereinafter – the Company or ICL), is a leading global specialty minerals group that operates a unique, integrated business model.

ICL is a global manufacturer of products based on specialty minerals that fulfill humanity’s essential needs in three primary markets: agriculture, food and engineered materials, by utilizing a unique, integrated business model.

The agricultural products produced by ICL help to feed the world’s growing population. The potash and phosphates ICL mines and manufactures are used as ingredients in fertilizers and serve as an essential component in the pharmaceutical and food additives industries. ICL’s bromine-based and phosphorous-based applications allow the safe and widespread use of a variety of products and materials, help to create energy that is more efficient and environmentally friendly and prevent the spread of forest fires. The food additives that ICL produces enable greater access to more varied and higher quality food.

ICL is a company domiciled and incorporated in Israel, the shares of which are traded on the Tel-Aviv Stock Exchange in Israel and on the New York Stock Exchange (“NYSE”) in the United States. The Company’s main shareholder is Israel Corporation Ltd.

Note 2 – Significant Accounting Policies

Basis of Presentation

The condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F as at and for the year ended December 31, 2015 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

10	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 3 - Operating Divisions

A. General

1. Information on operating divisions:

ICL is a global enterprise, which operates mainly in the fields of fertilizers and specialty chemicals. As part of the Company's efforts to improve its business management and processes, commencing May 1, 2016, the Company operates via two divisions: the Essential Minerals Division and the Specialty Solutions Division.

Essential Minerals Division – This division includes the ICL Potash & Magnesium, and ICL Phosphate business units. The division focuses on efficiency, process innovation and operational excellence.

ICL Potash & Magnesium – ICL Potash & Magnesium extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash & Magnesium processes the potash into its types and markets it globally and also carries on other intercompany operations not solely related to the potash activities. The Magnesium business markets and sells pure magnesium and magnesium alloys. It also produces dry carnallite and related by-products, including chlorine and sylvinite.

ICL Phosphate – ICL Phosphate mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China – and produces sulfuric acid, agricultural phosphoric acid and phosphate fertilizers in its facilities in Israel and China. ICL Phosphate also manufactures compound fertilizers in the Netherlands and Germany as well as phosphate-based food additives for livestock in Turkey and in Israel. ICL Phosphate markets its products worldwide, mainly in Europe, Brazil, India and China.

Specialty Solutions Division – This division includes four business units: ICL Industrial Products, ICL Specialty Fertilizers, ICL Advanced Additives and ICL Food Specialties. The division concentrates on achieving growth through a highly-tailored customer focus, product innovation and commercial excellence.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self-production of bromine compounds at production sites in Israel, the Netherlands and China. In addition, ICL Industrial Products is engaged in the production and marketing of phosphorous flame retardants and additional phosphorus-based products.

ICL Specialty Fertilizers – ICL Specialty Fertilizers manufactures compound fertilizers in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain and slow-release fertilizers and controlled-release fertilizers in the Netherlands and in the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, North America and Israel.

11	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 3 - Operating Divisions (cont’d)

A.	General (cont’d)

1.	Information on operating divisions: (cont'd)

ICL Advanced Additives – ICL Advanced Additives business unit primarily develops, produces, markets and sells a broad range of acids, specialty phosphates and specialty minerals for various applications in a broad range of industries, including metal and water treatment, paints and coatings, forest fire retardants, cleaning materials, oral hygiene, carbonated drinks, asphalt modification, deicing, nutrition, pharma, specialty steel, fuel additives and rubber. That stated above is part of ICL’s strategy of increasing its production of downstream products with higher added value. This business unit purifies some of the agricultural phosphoric acid manufactured by ICL Phosphate and also manufactures thermal phosphoric acid. The purified phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above. The product line of ICL’s Advanced Additives business unit is further comprised of processed magnesium products used in the paper industry, cleaning materials and oil additives, catalysts and stabilizers.

ICL Food Specialties – ICL Food Specialties is a leader in creative food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, fish, dairy, beverage and baked-goods food markets. In addition, the business unit produces milk and whey proteins for the food ingredient industry. The business unit operates primary production locations in Germany and Austria, which mainly process phosphates, milk and spices. The business unit runs several local blending facilities in Germany, the UK, the United States, Brazil, China and Australia which enable ICL to produce "customer specific" solutions that meet the requirements of the local market.

As part of the financial statements for the third quarter of 2016, the Company's business results are presented in accordance with the divisions described above. The Company is still in the process of examining its operating segments and, therefore, there may be adjustments to the current presentation in the annual financial statements.

2.	Division capital investments

The capital investments made by the divisions, for each of the reporting periods, include property, plant and equipment and intangible assets acquired in the ordinary course of business and as part of business combinations.

3.	Inter–division transfers and unallocated income (expenses)

Division revenues, expenses and results include inter-division transfers, which are accounted for at an arm’s length transfer price, representing the prices charged to external customers for similar goods. These transfers are eliminated as part of consolidation of the financial statements. The general and administrative expenses are not allocated to the divisions and therefore they are presented under "General, administrative and other unallocated income (expenses) and intercompany eliminations".

12	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 3 - Operating Divisions (cont’d)

B. Operating division data

Essential Minerals Division	Specialty Solutions Division	Other activities	Eliminations	Consolidated
$ millions
For the three-month period ended September 30, 2016

Sales to external parties	552	821	10	-	1,383
Inter-division sales	69	10	1	(80)	-
Total sales	621	831	11	(80)	1,383

Operating income (loss) attributed to the divisions	(100)	147	4		51

General, administrative and other unallocated income (expenses) and intercompany eliminations					(382)
Operating loss					(331)

Financing expenses, net					(45)
Share in earnings of equity-accounted investee					7
Loss before taxes on income					(369)

Capital expenditures	117	21	2		140
Capital expenditures not allocated					20
Total capital expenditures					160

Depreciation and amortization	77	31	2		110
Depreciation and amortization not allocated					3
Total depreciation and amortization					113

13	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 3 - Operating Divisions (cont'd)

B. Operating division data (cont'd)

Essential Minerals Division	Specialty Solutions Division	Other activities	Eliminations	Consolidated
$ millions
For the three-month period ended September 30, 2015

Sales to external parties	552	796	31	-	1,379
Inter-division sales	68	7	-	(75)	-
Total sales	620	803	31	(75)	1,379

Operating income (loss) attributed to divisions	156	130	(12)		274

General, administrative and other unallocated income (expenses) and intercompany eliminations					(77)
Operating income					197

Financing expenses, net					(49)
Share in earnings of equity-accounted investee					8
Income before taxes on income					156

Capital expenditures	83	37	-		120
Capital expenditures as part of business combination	(1)	6	-		5
Capital expenditures not allocated					28
Total capital expenditures					153

Depreciation and amortization	55	35	-		90
Depreciation and amortization not allocated					-
Total depreciation and amortization					90

14	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 3 - Operating Divisions (cont’d)

B. Operating division data (cont'd)

Essential Minerals Division	Specialty Solutions Division	Other activities	Eliminations	Consolidated
$ millions
For the nine-month period ended September 30, 2016

Sales to external parties	1,567	2,410	48	-	4,025
Inter-division sales	207	18	1	(226)	-
Total sales	1,774	2,428	49	(226)	4,025

Operating income attributed to divisions	49	425	4		478

General, administrative and other unallocated income (expenses) and intercompany eliminations					(553)
Operating loss					(75)

Financing expenses, net					(113)
Share in earnings of equity-accounted investee					16
Loss before taxes on income					(172)

Capital expenditures	353	73	2		428
Capital expenditures not allocated					58
Total capital expenditures					486

Depreciation and amortization	211	94	2		307
Depreciation and amortization not allocated					4
Total depreciation and amortization					311

15	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 3 - Operating Divisions (cont’d)

B. Operating division data (cont'd)

Essential Minerals Division	Specialty Solutions Division	Other activities	Eliminations	Consolidated
$ millions
For the nine-month period ended September 30, 2015

Sales to external parties	1,565	2,260	153	-	3,978
Inter-division sales	183	14	3	(200)	-
Total sales	1,748	2,274	156	(200)	3,978

Operating income attributed to divisions	361	298	170		829

General, administrative and other unallocated income (expenses) and intercompany eliminations					(210)
Operating income					619

Financing expenses, net					(79)
Share in earnings of equity-accounted investee					13
Income before taxes on income					553

Capital expenditures	300	83	2		385
Capital expenditures as part of business combination	194	90	-		284
Capital expenditures not allocated					72
Total capital expenditures					741

Depreciation and amortization	171	93	36		300
Depreciation and amortization not allocated					1
Total depreciation and amortization					301

16	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 3 - Operating Divisions (cont’d)

B. Operating division data (cont'd)

Essential Minerals Division	Specialty Solutions Division	Other activities	Eliminations	Consolidated
$ millions
Year 2015

Sales to external parties	2,248	2,975	182	-	5,405
Inter-division sales	252	22	3	(277)	-
Total sales	2,500	2,997	185	(277)	5,405

Operating income attributed to divisions	576	357	115		1,048

General, administrative and other unallocated income (expenses) and intercompany eliminations					(283)
Operating income					765

Financing expenses, net					(108)
Share in earnings of equity-accounted investee					11
Income before taxes on income					668

Capital expenditures	427	141	2		570
Capital expenditures as part of business combination	430	160	-		590
Capital expenditures not allocated					110
Total capital expenditures					1,270

Depreciation and amortization	226	166	37		429
Depreciation and amortization not allocated					1
Total depreciation and amortization					430

17	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 3 - Operating Divisions (cont'd)

C. Division Sales by Business Units

	7-9/2016		7-9/2015		1-9/2016		1-9/2015		2015
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Essential Minerals Division
Phosphate	282	20	239	17	900	22	756	19	1,064	20
Potash & Magnesium	351	25	401	29	923	23	1,052	26	1,515	28
Specialty Solutions Division
Industrial Products	235	17	225	16	711	18	630	16	871	16
Advanced Additives	297	22	290	21	752	19	732	18	945	17
Specialty Fertilizers	147	11	155	11	524	13	535	13	680	13
Food Specialties	172	12	157	11	508	13	458	12	613	11
All other and setoffs	(101)	(7)	(88)	(5)	(293)	(8)	(185)	(4)	(283)	(5)
Total	1,383	100	1,379	100	4,025	100	3,978	100	5,405	100

D. Sales by Geographical Regions

	7-9/2016		7-9/2015		1-9/2016		1-9/2015		2015
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Europe	437	31	467	34	1,476	37	1,570	39	2,012	37
North America	330	24	354	26	879	22	966	24	1,253	23
Asia	329	24	290	21	914	23	671	17	1,118	21
South America	162	12	158	11	406	10	460	12	585	11
Rest of the world	125	9	110	8	350	8	311	8	437	8
Total	1,383	100	1,379	100	4,025	100	3,978	100	5,405	100

E. Sales by Main Countries

	7-9/2016		7-9/2015		1-9/2016		1-9/2015		2015
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
USA	315	23	328	24	830	21	903	23	1,176	22
China	152	11	123	9	438	11	258	6	550	10
Brazil	145	10	145	11	356	9	405	10	506	9
Germany	89	6	95	7	309	8	324	8	421	8
India	78	5	63	5	168	4	148	4	206	4
United Kingdom	77	6	75	5	248	6	245	6	303	6
Israel	64	5	61	4	175	4	173	4	240	4
Spain	55	4	66	5	199	5	216	5	285	5
France	51	4	71	5	179	4	237	6	295	6
Australia	50	4	25	2	129	3	72	2	112	2
All other	307	22	327	23	994	25	997	26	1,311	24
Total	1,383	100	1,379	100	4,025	100	3,978	100	5,405	100

18	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 4 - Financial Instruments and Risk Management

A.	Fair value of financial instruments

The carrying amounts of certain financial assets and financial liabilities, including cash and cash equivalents, short-term deposits and loans, receivables, long-term investments, short-term credit, payables, long-term loans, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the book value and fair value of financial-instrument groups presented in the financial statements not in accordance with their fair value:

September 30, 2016		September 30, 2015		December 31, 2015
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions	$ millions	$ millions	$ millions	$ millions	$ millions
Loans bearing fixed interest	345	360	200	220	391	411

Debentures bearing fixed interest
Marketable	1,216	1,215	802	810	793	803
Non-marketable	278	277	278	287	281	285
	1,839	1,852	1,280	1,317	1,465	1,499

B.	Fair value hierarchy

The following table presents an analysis of the financial instruments measured at fair value, using a valuation method in accordance with the fair value levels in the hierarchy.

Levels definitions:

Level 1: Quoted (unadjusted) prices in an active market for identical instruments.

Level 2: Observed data in the market (directly or indirectly) not included in Level 1 above.

Level 3: Inputs that are not based on observable market data.

September 30, 2016
Level 1	Level 2	Level 3	Total
$ millions	$ millions	$ millions	$ millions

Securities held for trading purposes	14	-	-	14
Financial assets available for sale (1)	-	-	235	235
Derivatives used for hedging, net	-	(1)	-	(1)
	14	(1)	235	248

September 30, 2015
Level 1	Level 2	Total
$ millions	$ millions	$ millions

Securities held for trading purposes	26	-	26
Derivatives used for hedging, net	-	(42)	(42)
	26	(42)	(16)

19	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 4 - Financial Instruments and Risk Management (cont'd)

B. Fair value hierarchy (cont'd)

December 31, 2015
Level 1	Level 2	Total
$ millions	$ millions	$ millions

Securities held for trading purposes	26	-	26
Derivatives used for hedging, net	-	(21)	(21)
	26	(21)	5

(1) Investment in Yunnan Phosphate Chemicals Group Corporation Ltd. ("YTH"):

On January 16, 2016, the Company completed its investment in 15% of the issued and outstanding share capital, on a fully diluted basis, of YTH, by means of payment of $250 million based on the agreed share price of CNY 8.24 which was determined in December 2014. The share price on the closing date was CNY 9.10 per share. The newly-issued shares are subject to a three-year lock-up period as required under the PRC law. This investment is classified as a "financial asset available-for-sale”, and is measured at fair value, which includes a discount rate in light of the above-mentioned lock-up period. In subsequent periods, fair value updates of the investment, other than impairment losses, will be recognized directly in other comprehensive income and will be presented in the reserve for financial assets available-for-sale.

Measurement of the fair value of the discount rate in respect of the lock-up period was calculated using the Finnerty 2012 Model and as at January 31, 2016 this rate was about 15.7%. Pursuant to the Model, the discount rate was estimated based on an assessment of the period in which the restriction on marketability applies and on the standard deviation of the yield per share of YTH in this period. The impact deriving from a possible and reasonable change in these data items, which are not observable, is not material. As at September 30, 2016, the net change in the other comprehensive income amounted to $11 million.

Note 5 – Credit and Loans

1.	In April 2016, ICL entered into a revolving credit facility with the Bank of Tokyo Mitsubishi UFJ, whereby the Company was provided with a credit facility in the amount of RMB 400 million ($60 million). The loan agreement is for a term of one full year, which may be renewed on a yearly basis. The annual interest which applies to the amount of the loan actually utilized is CNH HIBOR + 0.5%. As at the date of the report, the credit facility had been fully utilized.

20	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 5 – Credit and Loans (cont'd)

2.	In April 2016, the Company completed issuance of a new series of debentures (Series E) (hereinafter – the Debentures). The Debentures were listed for trading on the Tel-Aviv Stock Exchange. The aggregate principal amount of the Debentures of NIS 1.57 billion ($408 million) is to be repaid in four equal annual payments on March 30 of each of the years 2021 through 2024 (each payment will constitute 25% of the nominal value of the principal). The Debentures bear interest at the annual interest rate of 2.45%. The interest is to be paid bi-annually on the outstanding balance of the principal amount on March 30 and September 30 of each of the years between 2016 and 2024 (inclusive), so that the first interest payment was made on September 30, 2016, and the final interest payment will be made on March 30, 2024. The net proceeds received by the Company for the Debentures are NIS 1.54 billion ($404 million) with a yearly effective interest rate of 2.61%.

The Debentures are unsecured and contain standard terms and conditions and events of default, as well as a mechanism to raise the interest rate in the event of a decrease in the rating of the Debentures (the interest rate will be increased by 0.25% per decrease in the rating by one rating level, starting at a rating of (ilA) and reaching a maximum cumulative interest rate increase of 1% upon reaching a rating of (ilBBB)), a negative pledge undertaking and financial covenants ((1) minimum equity of not less than $1.55 billion; and (2) net debt to EBITDA ratio of not more than 1:5.5). Most of the proceeds were used to repay part of the revolving credit facility agreement.

Standard & Poor’s Maalot rated the Debentures “ilAA”. On November 8, 2016, the rating agency Standard & Poor's Maalot ratified the Company’s rating of 'ilAA'. The rating outlook is stable.

3.	In March 2016, ICL entered into a revolving credit facility agreement with Bank of America whereby the Company was provided with a credit facility in the amount of $150 million, on the following terms:

a.	The loan agreement is for a term of five full years from the signing date of the credit facility.

b.	The loan agreement does not include an undertaking for minimum use of the credit facility. A non-utilization fee will apply at the rate of 0.19% per year.

c.	Annual interest will apply to the amount of the loan actually used, scaled to the amount of the credit facility actually used, as follows:

Up to 33% use of the credit:	Libor + 0.65%.
From 33% to 66% use of the credit:	Libor + 0.75% (on the entire sum used).
66% or more use of the credit:	Libor + 0.95% (on the entire sum used).
d.	Under the loan agreement, ICL undertook restrictions that include financial covenants (which are identical to the financial covenants applicable to the Company's prior loans), a cross-default mechanism and a negative pledge.

As at the date of the report, $70 million had been utilized from the credit facility.

21	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 6 - Provision for Employee Retirement

1.	Further to Note 21 to the annual financial statements, in connection with the early retirement plan covering 39 employees of Bromine Compounds included in the agreement from May 2015 for conclusion of the strike at Bromine Compounds, during the third quarter of 2016, the preconditions for execution of the said plan were fulfilled. As a result, in the financial statements for the third quarter of 2016, the Company recognized a provision in respect of early retirement, in the amount of $20 million, which was recorded in the “other expenses” category in the statement of income.

2.	Further to the Company’s efficiency plan, in the first quarter of 2016, the Company signed early retirement agreements with a number of employees in the Industrial Products and Advanced Additives business units. As a result, the Company recorded an additional provision for severance pay, in the amount of $6 million.

Note 7 - Share Capital, Equity Compensation Plans and Dividend Distributions

1.	In May 2016, the Company’s HR and Compensation Committee and Board of Directors approved the grant of up to about 3.9 million non-marketable and non-transferrable options, for no consideration, exercisable for up to about 3.9 million of the Company's ordinary shares, and up to about 1.5 million restricted shares, to approximately 90 officers and senior employees of the Company and its subsidiaries, including the Chairman of the Company's Board of Directors and the Company's Chief Executive Officer on the date of the approval. The above-mentioned grant includes a grant of 186,335 options and 55,215 restricted shares to the Chairman of the Company's Board of Directors, and of 625,466 options and 185,337 restricted shares to the Company's Chief Executive Officer on the date of the approval, which was approved by the General Meeting of the Company's shareholders in August 2016.

The options and restricted shares will vest in three equal tranches over a period of three years: one-third at the end of 12 months after the grant date, one-third at the end of 24 months after the grant date and one-third at the end of 36 months after the grant date. The options will expire at the end of seven years from the grant date. The grant date is June 30, 2016, other than with respect to the Chairman of the Board and ICL's CEO, for which the grant date is September 5, 2016.

In September 2016, the Company’s CEO announced his resignation. In light of the above, during the third quarter of 2016 the grants awarded to the CEO as part of the Company’s equity compensation plans, which are not expected to vest by the end of his tenure, were forfeited. In addition, conclusion of the employer-employee relationship with the previous Chairman of the Company’s Board of Directors will take place on September 1, 2017. Accordingly, the grants awarded to him that will not vest by the said date were forfeited.

Each option may be exercised for one ordinary share of NIS 1 par value of the Company.

The total fair value of all the options was estimated through application of the Black and Scholes model for pricing options.

22	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 7 - Share Capital, Equity Compensation Plans and Dividend Distributions (cont'd)

1.	(cont'd)

June 2016 Options Grant
Share price (in $)	3.88
CPI-linked exercise price (in $)	4.43
Expected volatility	30.6%
Expected life of options (in years)	7
Risk-free interest rate	(0.03%)
Total fair value (in $ millions)	4
Dividend – exercise price	Reduced on the "ex-dividend" date by the amount of the dividend per share

The expected volatility was determined based on the historical volatility of the price of the Company's shares. The expected life of the options was determined in accordance with Management's estimation and past experience in connection with employee turnover. The risk-free interest rate was determined based on the yield to maturity on index-linked government bonds, where their remaining period is equal to the expected life span of the options.

The total fair value of the above-mentioned restricted shares is $6 million. The value of the restricted shares offered to the offerees was determined according to the closing price on the Tel-Aviv Stock Exchange on the grant date (approximately NIS 14.92 / $3.88).

The cost of the embedded benefit of the said plans will be recognized in the income statement over the vesting period of each tranche.

2.       On November 20 and 22, 2016, the Company’s Remuneration and Human Resources Committee and Board of Directors, respectively, approved issuance, for no consideration, of restricted shares to Company directors (except for the Chairman of the Company’s Board of Directors, Mr. Johanan Locker), under the 2014 Equity Compensation Plan, as amended. The issuance is subject to approval of the General Meeting of the Company’s shareholders, which is expected to be convened on January 3, 2017. The restricted shares will vest in three tranches, subject to the directors continuing to serve in their positions on the vesting date, as follows: (1) 33.3% will vest on January 2, 2018; (2) 33.3% will vest on January 2, 2019; and (3) 33.3% will vest on January 2, 2020.

The fair value of the restricted shares is about $532 thousands, which includes a reduction of 5% from the value of the equity compensation, pursuant to the decision of the directors on March 29, 2016, to reduce their annual cash compensation for 2016 and their equity compensation for 2017 by 5%. The number of restricted shares will be determined based on the closing price of the Company’s ordinary shares on the Tel-Aviv, on the last trading day preceding the date of the General Meeting, which is the issuance date.

23	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 7 - Share Capital, Equity Compensation Plans and Dividend Distributions (cont'd)

3. Dividend Distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
May 17, 2016	June 22, 2016	35	0.027
August 9, 2016	September 27, 2016	60	0.047
November 22, 2016 (after the date of the report)	January 4, 2017 (*)	60	0.047

* The dividend will be distributed on January 4, 2017, with a record date for eligibility for the dividend of December 20, 2016.

24	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 8 - Contingencies, Litigations and Other Matters

1.	Allana Afar (hereinafter – Allana) – in August 2016, the Ethiopian Tax Authority decided to reject Allana’s appeal regarding the tax assessment from June 2016, in the amount of $55 million. Allana contends the tax assessment is illegal and unjustified, and therefore declined to pay it, an action that triggers imposition of sanctions according to Ethiopian law, including, foreclosure of property and revocation of the mining concession. In light of that stated above and in view of the Ethiopian government’s failure to provide the necessary infrastructures and regulatory framework for the project, on October 5 2016, the Company’s Board of Directors instructed Management to take all necessary actions towards termination of the project. As a result, in the financial statements for the third quarter of 2016, the Company made a re-evaluation of the value of the assets and liabilities in Allana’s books, which resulted in the recording of a write-down, in the amount of $156 million (including $36 million deferred tax liabilities), an increase in the tax provision, in the amount of $32 million, and a provision for the estimated shutdown costs, in the amount of $10 million. The total impact on the Company’s net income is $198 million.

2.	The global ERP project (the Harmonization Project) – on September 27, 2016, the Company’s Board of Directors decided to discontinue the Harmonization Project for developing and establishing a central global ERP system. The Board’s decision was made primarily in light of substantial risks relating to the readiness of the Project’s system and its future cost. Recently, management identified substantial risks relating to the suitability, complexity and readiness of the system which significantly impacted the Project’s budget and timeline. In light of that stated above, the Company examined the Project’s total costs and as a result, in the financial statements for the third quarter of 2016, a write-down was recognized in the amount of $249 million, and a provision for the estimated shutdown costs, in the amount of $33 million, which were recorded in the “other expenses” category in the statement of income. The total impact on the Company’s after-tax income is $239 million.

3.	Dispute with Haifa Chemicals – following the discussions held for purposes of settling the disputes and demands between Dead Sea Works (DSW) and Haifa Chemicals, in October 2016, a final award ending the arbitration was rendered with the consent of both parties. All past disputes and legal claims currently pending between the parties relating to the principal arbitration award rendered in 2014 and referring to potash sales for the years 2009 to 2016, inclusive, will be dismissed.

The main principles of the arbitration award are as follows:

a.	The arbitration award will be effective for thirteen years, commencing on January 1, 2017, and lapsing on December 31, 2029 (hereinafter – the Arbitration Award Period).

b.	During the Arbitration Award Period, DSW will be obligated to sell an annual amount of 330,000 tonnes of potash to Haifa Chemicals (hereinafter – the Committed Quantities).

c.	The selling prices of potash in relation to the Committed Quantities will apply as determined by the arbitrator, while distinguishing between the price for a base quantity of approximately 270,000 tonnes of potash and the price for an additional quantity of approximately 60,000 tonnes of potash. In addition, it was determined that commencing January 2022, DSW will be entitled to request an adjustment to the formula of the selling price as stipulated for the base quantity.

In light of that stated, in the financial statements for the third quarter of 2016, the Company reduced its existing provision, by the amount of $8 million against the “other income” category in the statement of income.

25	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 8 - Contingencies, Litigations and Other Matters (cont'd)

4.	Royalties’ Arbitration – further to Note 23 to the annual financial statements, as part of the second stage of the arbitration, which addresses the financial calculation principles, in September 2016, the arbitrators published their decisions regarding part of the issues raised by the State. In light of that stated, in the financial statements for the third quarter of 2016, the Company increased its provision, in the amount of $10 million, which was recorded against the “other expenses” category in the statement of income. This increase is based on the Company’s estimate in connection with the arbitrators’ decisions made during this quarter, and with reference to the arbitrators’ expected decisions relating to the additional issues raised by the State that have not yet been resolved.

In addition, on November 9, 2016, the arbitrators' resolution regarding the principles for calculating the interest and linkage differences to be added to the principal amount paid to the State of Israel for the period between the years 2000 through 2013, and which were discussed during the second phase of the royalties arbitration, was rendered.

According to that resolution, the calculation basis for the principal amounts of the royalties paid for the said period should be an NIS basis and accordingly, NIS interest and linkage differences apply as stipulated in the Israeli Interest and Linkage Law.

Based on the above-mentioned, the Company estimated that the total amount for payment is $60 million. As a result, the Company updated its provision for prior periods in the amount of $26 million.

5.	Further to Note 23 to the annual financial statements, in August 2016, the Electricity Authority published an amendment to its decision from August 2015, regarding determination of tariffs for management services relating to the electricity system. This amendment resulted in a reduction of the Company’s charges in respect of prior-period management services (commencing June 2013). In light of that stated, in the financial statements for the third quarter of 2016, the Company reduced its provision, in the amount of $16 million, which was recorded under “other income” category in the statement of income.

6.	DSW Collective agreement – in April 2016, an agreement was signed extending the validity of the collective agreement between DSW and the DSW Employees Committee, whereby DSW committed to pay the employees a one-time grant (in installments) of $30 million, which includes, among other things, payment of a bonus in respect of 2015, in consideration of the Employees Committee's commitment that there will be "industrial peace" until September 30, 2017. In a case of violation of the agreement, the payments not yet made will be cancelled. In the second quarter of 2016, the Company recorded a provision, in the amount of $17 million. The remaining obligation, of $4 million, will be recognized subject to fulfillment of all the required conditions.

7.	In the second quarter of 2016, based on the filing alternatives for income tax reports in certain tax jurisdictions, the Company decided to file separate (non-consolidated) income tax reports for certain subsidiaries. As a result, the Company updated its liabilities for deferred taxes and recorded tax income, in the amount of $27 million.

8.	In light of the decision of the Belgium Tax Court, in April 2016, to reject the petition filed by ICL's subsidiary with respect to the deductibility of certain expenses in prior periods and following charges received from the Belgium tax authorities, during the period of the report the Company recognized a tax expense in the amount of $14 million, which was recorded in

26	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

Note 8 - Contingencies, Litigations and Other Matters (cont'd)

the "income taxes" category in the statement of income. The Company has filed an appeal of the Court's decision. A hearing of the matter has been scheduled for December 2016.

9.	During the first half of 2016, a claim was filed by several plaintiffs in the United States District Court for the District of Columbia, against a large number of defendants, including the Company, alleging, among others, aggravated trespass and pillage. In August 2016, the plaintiffs removed the Company from the list of defendants.

27	Israel Chemicals Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as at September 30, 2016 (Unaudited)

28	Israel Chemicals Limited Q3 2016 Results

Where needs take us

ICL

Operating and Financial Review

September 30, 2016

29	Israel Chemicals Limited Q3 2016 Results

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

This announcement contains statements that constitute “forward-looking statements,” many of which can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others.

Forward-looking statements appear in a number of places in this announcement and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward- looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mining permits or concessions; volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters; failure to raise the water level in evaporation Pond 5 in the Dead Sea; construction of a new pumping station; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; general market, political or economic conditions in the countries in which we operate; price increases or shortages with respect to our principal raw materials; delays in the completion of major projects by third party contractors; construction of a canal between the Red Sea and Dead Sea; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities; changes in governmental programs or tax benefits, enactment of new fiscal or tax related legislation; higher tax liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and/or joint ventures; currency rate fluctuations; rising interest rates; government examinations or investigations; disruption of our information technology systems or breaches of our data security; failure to recruit or maintain key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; cyclicality of our businesses; changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; decreases in demand for bromine based products and other industrial products; volatility or crises in the financial markets; cost of compliance with environmental legislation and licensing restrictions; hazards inherent in chemical manufacturing; litigation, arbitration and regulatory proceedings; insufficiency of insurance coverage; closing of transactions, mergers and acquisitions; war and/or acts of terror; and other risk factors described under ”Item 3. Key Information—D. Risk Factors" in the company's Annual Report on Form 20-F filed with the U.S Securities and Exchange Commission on March 16, 2016.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this report, whether as a result of new information, future developments or otherwise. You are advised, however, to read any additional disclosures included in the Immediate Reports furnished by the Company to the SEC on Form 6-K.

30	Israel Chemicals Limited Q3 2016 Results

Performance Overview

Overview

We are a leading global specialty minerals company that operates a unique, integrated business model. We extract raw materials and utilize sophisticated processing and product-formulation technologies in order to add value to customers in three attractive end-markets: agriculture, food and engineered materials. These three end-markets constitute over 90% of our sales.

Operational Divisions

As of May 1, 2016, our operations are organized under two divisions: the Essential Minerals Division and the Specialty Solutions Division.

Essential Minerals Division – This division includes the ICL Potash & Magnesium and ICL Phosphate business units. The division focuses on efficiency, process innovation and operational excellence.

ICL Potash & Magnesium – ICL Potash & Magnesium extracts potash from the Dead Sea and mines and produces potash and salt from subterranean mines in Spain and the UK. ICL Potash & Magnesium processes the potash into its types and markets it globally and also carries on other intercompany operations not solely related to the potash activities. The magnesium business markets and sells pure magnesium and magnesium alloys. It also produces dry carnallite and related by-products, including chlorine and sylvinite.

ICL Phosphate – ICL Phosphate mines and processes phosphate rock from open pit mines – three of which are located in the Negev Desert in Israel while the fourth is situated in the Yunnan province in China – and produces sulfuric acid, agricultural phosphoric acid and phosphate fertilizers in its facilities in Israel and China. ICL Phosphate also manufactures compound fertilizers in the Netherlands and Germany as well as phosphate-based food additives for livestock in Turkey and in Israel. ICL Phosphate markets its products worldwide, mainly in Europe, Brazil, India and China.

Specialty Solutions Division – This division includes four business units: ICL Industrial Products, ICL Specialty Fertilizers, ICL Advanced Additives and ICL Food Specialties. The division concentrates on achieving growth through a highly-tailored customer focus, product innovation and commercial excellence.

ICL Industrial Products – ICL Industrial Products produces bromine out of a solution that is created as a by-product of the potash production process in Sodom, Israel, as well as bromine-based compounds. ICL Industrial Products uses most of the bromine it produces for self-production of bromine compounds at production sites in Israel, the Netherlands and China.

31	Israel Chemicals Limited Q3 2016 Results

In addition, ICL Industrial Products is engaged in the production and marketing of phosphorous flame retardants and additional phosphorus-based products.

ICL Specialty Fertilizers – ICL Specialty Fertilizers manufactures compound fertilizers in the Netherlands and Belgium, liquid fertilizers and soluble fertilizers in Israel and Spain and slow-release fertilizers and controlled-release fertilizers in the Netherlands and in the United States. ICL Specialty Fertilizers markets its products worldwide, mainly in Europe, North America and Israel.

ICL Advanced Additives – Our Advanced Additives business unit primarily develops, produces, markets and sells a broad range of acids, specialty phosphates and specialty minerals for various applications in a broad range of industries, including metal and water treatment, paints and coatings, forest fire retardants, cleaning materials, oral hygiene, carbonated drinks, asphalt modification, deicing, nutrition, pharma, specialty steel, fuel additives and rubber. That stated above is part of our strategy of increasing our production of downstream products with higher added value. This business unit purifies some of the agricultural phosphoric acid manufactured by ICL Phosphate and also manufactures thermal phosphoric acid. The purified phosphoric acid and the thermal phosphoric acid are used to manufacture downstream products with high added value – phosphate salts and acids – which are used in the various industries mentioned above. The product line of our Advanced Additives business unit is further comprised of processed magnesium products used in the paper industry, cleaning materials and oil additives, catalysts and stabilizers.

ICL Food Specialties – ICL Food Specialties is a leader in creative food ingredients and phosphate additives, which provide texture and stability solutions for the processed meat, fish, dairy, beverage and baked goods food markets. In addition, the business unit produces milk and whey proteins for the food ingredient industry. The business unit operates primary production locations in Germany and Austria, which mainly process phosphates, milk and spices. The business unit runs several local blending facilities in Germany, the UK, the United States, Brazil, China and Australia which enable us to produce "customer specific" solutions that meet the requirements of the local market.

32	Israel Chemicals Limited Q3 2016 Results

Financial Figures and Non-GAAP Financial Measures

	7-9/2016		7-9/2015		1-9/2016		1-9/2015		2015
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
Sales	1,383	-	1,379	-	4,025	-	3,978	-	5,405	-
Gross profit	461	33	488	35	1,244	31	1,270	32	1,803	33
Operating income (loss)	(331)	-	197	14	(75)	-	619	16	765	14
Adjusted operating income	164	-	242	-	442	-	761	-	994	-
Net income (loss) - shareholders of the Company	(340)	-	121	9	(154)	-	413	10	509	9
Adjusted net income - shareholders of the Company	120	-	155	-	337	-	519	-	699	-
Adjusted EBITDA (1)	286	-	339	-	787	-	1,030	-	1,361	-
Cash flows from operating activities	249	-	124	-	709	-	515	-	573	-

(1) See “Adjusted EBITDA for the periods of activity" below

Adjustments to reported operating and net income

7-9/2016	7-9/2015	1-9/2016	1-9/2015	2015
$ millions	$ millions	$ millions	$ millions	$ millions
Operating income (loss)	(331)	197	(75)	619	765
Impact of employee strike (1)	-	17	-	265	248
Capital loss (gain) from divestitures of non-core businesses and transaction expenses in connection with acquisition and divestitures of businesses	-	6	1	(217)	(208)
Write-down and impairment of assets	489	-	489	34	90
Provision for early retirement and dismissal of employees	20	-	26	42	48
Income from consolidation of previous equity method investee	-	-	-	(7)	(7)
Provision in respect of prior periods resulting from an arbitration decision	10	5	10	5	10
Retroactive electricity charges	(16)	12	(16)	12	20
Provision for legal claims	(8)	5	7	8	8
Provision for historical waste removal	-	-	-	-	20
Total adjustments to operating income (loss)	495	45	517	142	229
Adjusted operating income	164	242	442	761	994
Total tax impact of the above adjustments, deferred tax adjustments (2) and finance expenses adjustment (3)	35	11	26	36	39
Total net income (loss) - shareholders of the Company	(340)	121	(154)	413	509
Total adjusted net income - shareholders of the Company	120	155	337	519	699

(1)	Strike impact on 2015 potash sales quantities which was not recovered in the first nine months of 2016 due to the delay in signing contracts in China and India.

(2)	Non-recurring tax adjustments at DSM in 2015 and at ICL Belgium in 2016. See Note 8(8) to the condensed consolidated interim financial statements included in this report.

(3)	Finance expenses related to a provision in respect of prior periods resulting from an arbitration decision amounting to $26 million ($20 million net of tax).

33	Israel Chemicals Limited Q3 2016 Results

We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation tables above. We calculate our adjusted net income by adjusting our net income to add certain items, as set forth in the reconciliation table above, excluding the total tax impact of such adjustments. You should not view adjusted operating income or adjusted net income as a substitute for operating income or net income determined in accordance with IFRS, and you should note that our definitions of adjusted operating income and adjusted net income may differ from those used by other companies.

Nonetheless, we believe adjusted operating income and adjusted net income provide useful information to both management and investors. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they provide transparency of key measures used to evaluate our performance.

Adjusted EBITDA for the periods of activity

Calculation of adjusted EBITDA was made as follows:

7-9/2016	7-9/2015	1-9/2016	1-9/2015	2,015
$ millions	$ millions	$ millions	$ millions	$ millions

Net income (loss) attributable to the shareholders of the Company	(340)	121	(154)	413	509
Depreciation and amortization	108	90	306	257	353
Financing expenses, net	45	49	113	79	108
Taxes on income	(22)	34	5	139	162
Adjustments *	495	45	517	142	229
Total adjusted EBITDA	286	339	787	1,030	1,361

* See "Adjustments to reported operating and net income" above.

We disclose in this Quarterly Report non-IFRS financial measures titled Adjusted operating income, Adjusted net income attributable to the Company’s shareholders and Adjusted EBITDA. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation tables above. We calculate our adjusted net income by adjusting our net income to add certain items, as set forth in the reconciliation table above, excluding the total tax impact of such adjustments. Adjusted EBITDA is defined as the net income to the Company’s shareholders plus depreciation and amortization plus financing expenses, net, and taxes on income and plus the items as presented in the reconciliation table above which were adjusted for in calculating the operating income and net income attributable to the Company’s shareholders. You should not view adjusted operating income, adjusted net income or Adjusted EBITDA as substitutes for operating income or net income determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income and Adjusted EBITDA may differ from those used by other companies. Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity

Nonetheless, we believe adjusted operating income, adjusted net income and Adjusted EBITDA provide useful information to both management and investors. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they provide transparency of key measures used to evaluate our performance and help compare operating performance from period to period. We also believe Adjusted EBITDA facilitates company to company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting financing expenses, net), taxation (affecting taxes on income) and the age and book depreciation of facilities, equipment and intangible assets (affecting relative depreciation and amortization), which may vary for different companies for reasons unrelated to operating performance. . Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses.

34	Israel Chemicals Limited Q3 2016 Results

Consolidated Results of Operations

Results of operations for the period July – September 2016

Sales

Sales analysis - comparison to Q3 2015	$ millions
Quantity	210
Price	(200)
Exchange rate	(6)
Total deviation	4

-	Quantity – the increase derives mainly from potash sales in Asia, consolidation of the YPH joint venture and low SSP sales in the corresponding quarter last year as a result of the fire in the fertilizer production facility in Israel.

-	Price – the decrease derives mainly from a decline in the prices of potash and phosphate fertilizers (see also ‘Significant highlights and business environment’ sections and FOB prices in table on page 48).

The following table sets forth sales by geographical regions based on the location of the customer:

7-9/2016		7-9/2015
$ millions	% of sales	$ millions	% of sales

Europe	437	31	467	34
North America	330	24	354	26
Asia	329	24	290	21
South America	162	12	158	11
Rest of the world	125	9	110	8
Total	1,383	100	1,379	100

35	Israel Chemicals Limited Q3 2016 Results

The breakdown of the sales in the third quarter of 2016 indicates a decrease in sales in Europe, stemming mainly from a decline in the selling prices of potash and phosphate fertilizers. The decrease in sales in North America stems mainly from the sale of non-core businesses and a decrease in the selling prices of potash and phosphate, which was partially offset by an increase in the sales of fire safety products. The increase in sales in Asia stems mainly from consolidation of the joint venture in China and from an increase in the quantities sold of potash, bromine-based flame retardants and industrial products as well as elemental bromine. This increase was partly offset by a decline in the selling prices of potash. The increase in sales in South America stems mainly from an increase in the quantities sold of phosphate fertilizers and potash. This increase was partly offset by a decrease in potash and phosphate selling prices and from a decrease in phosphoric acids quantities sold due to the economic slowdown in Brazil.

Operating expenses

Operating Expenses analysis-comparison to Q3 2015	$ millions
Quantity	120
Exchange rate	(10)
Raw materials	(25)
Energy	(5)
Transportation	25
Other	427
Total deviation	532

-	Quantity – the increase in quantity related costs derives mainly from potash sales in Asia, operating expenses of the YPH joint venture and low expenses in the corresponding quarter last year as a result of the fire in the fertilizer production facility in Israel.

-	Exchange rate – the decrease stems mainly as a result of the devaluation of the pound against the dollar.

-	Raw materials – the decrease stems mainly from a decline in sulfur prices (used in the green phosphoric acid production), a decrease in the price of commodity fertilizers used in ICL Specialty Fertilizers products and a decline of raw-material prices of bromine-based and phosphorous-based products.

-	Transportation – the increase stems mainly from an increase in the quantities of potash sold and from the transportation expenses of the YPH joint venture.

-	Other – most of the increase relates to unusual events (see full details in the table “Adjustments to reported operating and net income" on page 33).

Financing expenses, net

The net financing expenses in the third quarter of 2016 amounted to $45 million, compared with $49 million in the corresponding quarter last year – a decrease of $4 million. The decrease stems from a decline of $49 million deriving mainly from:

A change in the fair value of foreign currency, interest, energy and marine transportation hedging transactions and revaluation of net liabilities.

36	Israel Chemicals Limited Q3 2016 Results

•	A decrease in the interest expenses relating to provisions for employee benefits.

On the other hand, there was an increase in the financing expenses, in the amount of about $45 million, stemming mainly from the following items:

•	An increase in the interest expenses due to an increase in both the total debt and the interest rate.

•	Expenses stemming from exchange rate differences relating to provisions for employee benefits.

•	A one-time expense in the amount of $26 million, relating to interest on past royalties recognized in the current quarter as a result of a decision in the arbitration between the State and the Company. For additional information – see Note 8(4) to the condensed consolidated interim financial statements included in this report.

Tax expenses

The tax income in the third quarter of 2016 amounted to $22 million, compared with tax expenses of $34 million in the corresponding quarter last year. The decrease in the tax expenses in the third quarter of 2016 stems mainly from unusual events that occurred in the current quarter, as described in note 8(1) and 8(2) to the condensed consolidated interim financial statements. The effective tax rate on the adjusted income before tax is about 26.5%, compared with an effective tax rate on the adjusted income before tax in the corresponding quarter last year of about 22.7%. The increase in the effective tax rate stems mainly from application of the Natural Resources Tax in Israel to the bromine activities.

Results of operations for the period January – September 2016

Sales

Sales analysis - comparison to YTD 2015	$ millions
Quantity	465
Price	(395)
Exchange rate	(23)
Total deviation	47

-	Quantity – the increase derives mainly from potash sales, in light of the strike impact in 2015 (amounting to $452 million) and consolidation of the YPH joint venture, and was partly offset as a result of sales of non-core businesses.

-	Price – the decrease derives mainly from a decrease in the prices of potash and phosphate fertilizers (see also ‘Significant highlights and business environment’ sections and FOB prices in table on page 48).

-	Exchange rate – the decrease stems mainly from the devaluation of the pound against the dollar.

37	Israel Chemicals Limited Q3 2016 Results

The following table sets forth sales by geographical regions based on the location of the customer:

1-9/2016		1-9/2015		2015
$ millions	% of sales	$ millions	% of sales	$ millions	% of Sales

Europe	1,476	37	1,570	39	2,012	37
North America	879	22	966	24	1,253	23
Asia	914	23	671	17	1,118	21
South America	406	10	460	12	585	11
Rest of the world	350	8	311	8	437	8
Total	4,025	100	3,978	100	5,405	100

The breakdown of sales in the nine months ended September 30, 2016, indicates a decrease in the sales in Europe stemming mainly from a decrease in the selling prices of potash and phosphate fertilizers, a decrease in the quantities of phosphate fertilizers sold and sale of non-core business activities. This decrease was partly offset by an increase in the selling prices and quantities sold of bromine-based products. The decline in sales in North America stems mainly from the sale of non-core businesses, a decline in the selling prices of potash and phosphate, and a decrease in the sales of bromine-based products. This decrease was partly offset by an increase in the sales of fire safety products and specialty minerals. The increase in sales in Asia derived mainly from consolidation of the YPH joint venture in China, an increase in the quantities sold of bromine-based flame retardants and elemental bromine, and an increase in the quantities sold of potash and phosphate fertilizers. This increase was partly offset by a decrease in the selling prices of potash and phosphate fertilizers. The decrease in the sales in South America derive mainly from a decline in the selling prices of phosphate fertilizers and a decline in the quantities of phosphoric acid sold as a result of the economic slowdown in Brazil.

Operating expenses

Operating Expenses analysis- comparison to YTD 2015	$ millions
Quantity	270
Exchange rate	(25)
Raw materials	(70)
Energy	(20)
Transportation	50
Other	536
Total deviation	741

-	Quantity – the increase in quantity related costs derives mainly from operating expenses of the YPH joint venture and an increase of potash and bromine-based products quantities sold as a result of the strike impact in 2015 (amounting to $133M).

-	Exchange rate – the decrease stems mainly as a result of the devaluation of the pound against the dollar.

38	Israel Chemicals Limited Q3 2016 Results

-	Raw materials – the decrease stems mainly from a decline in the sulfur prices (used in green phosphoric acid production), a decrease in the price of commodity fertilizers used in ICL Specialty Fertilizers products and a decline of the raw-material prices of bromine-based and phosphorous-based products.

-	Energy – the decrease derives mainly from a decline in the electricity and gas prices.

-	Transportation – the increase stems mainly from an increase in the quantities of potash sold, in light of the strike impact in 2015 (amounting to $54 million) and the transportation expenses of the YPH joint venture, partly offset by a decrease in transportation prices.

-	Other – most of the increase relates to unusual events (see the full details in the table Adjustments to reported operating and net income" on page 33).

Financing expenses, net

The net financing expenses in the nine months ended September 30, 2016, amounted to $113 million, compared with $79 million in the corresponding period last year – an increase of $34 million. The increase in the financing expenses stems mainly from an increase of $50 million, deriving from the following items:

•	An increase in the interest expenses due to an increase in both the total debt and the interest rate.

•	Expenses stemming from exchange rate differences relating to provisions for employee benefits.

•	A one-time expense, amounting to $26 million, relating to interest on past royalties recognized in the current period as a result of a decision in the arbitration between the State and the Company. For additional information – see Note 8(4) to the condensed consolidated interim financial statements included in this report.

On the other hand, there was a decline in the financing expenses, in the amount of about $16 million, mainly due to a change in the fair value of foreign currency, interest, energy and marine transportation hedging transactions and revaluation of net liabilities.

Tax expenses

The tax expenses in the nine months ended September 30, 2016, amounted to $5 million, compared with tax expenses of $139 million in the corresponding period last year. The decline in the tax expenses in the current period stems mainly from unusual events that occurred in the current period, as described in note 8(1) and 8(2) to the condensed consolidated interim financial statements. The effective tax rate on the adjusted income before tax is about 27.2%, compared with an effective tax rate on the adjusted income before tax in the corresponding period last year of about 25.3%. The increase in the effective tax rate stems mainly from application of the Natural Resources Tax in Israel to the bromine activities.

39	Israel Chemicals Limited Q3 2016 Results

Essential Minerals Division

This division includes the ICL Potash & Magnesium and ICL Phosphate business units. The division focuses on efficiency, process innovation and operational excellence.

Business environment overview

•	The third quarter of 2016 did not bring much relief to the weak commodities and minerals markets. Oil prices are still at a low level and leading mining companies have encountered some challenging financial conditions forcing them to cutback investments and, in some cases, to sell assets in order to generate cash flows.

The short-lived recovery in crop commodities’ prices reversed in July and since then prices have fallen sharply, reaching their lowest level in the last decade. Exceptionally high yields per acre and increased planted areas in the US have more than offset lower projected production in Latin America. Since the future prices for 2017 quoted on the CBOT are similar to the present levels, the Company does not expect to see a recovery in the short term.

•	Based on the WASDE report published by the USDA on November 10, 2016, the stock to use ratio for grains is expected to be approximately 24.6% for the 2016/2017 agricultural year, a minor decrease from the level of 24.8% in the 2015/2016 agricultural year.

Significant highlights and business environment

A.	Potash & Magnesium

•	The signing of contracts for potash imports into China and India contributed to recovery in the nutrient trade in the third quarter of 2016.

•	According to customs data, China imported about 4.3 million tonnes of potash during the first nine months of 2016 – about 29.6% less than in the corresponding period last year. The decrease resulted from the delay in signing contracts due to high inventory levels following record imports of 9.4 million tonnes in 2015. A significant part of these volumes is attributable to cross-border imports from Russia, which increased by 40% compared to the corresponding period last year.

•	Potash imports into India during the first nine months of 2016 amounted to approximately 2.6 million tonnes, 19% below imports of 3.3 million tonnes in the corresponding period last year. The slowdown stems from the high inventory levels at the beginning of the year, as a result of low demand in 2015, and the delay in signing contracts for the 2016/17 fiscal year.

40	Israel Chemicals Limited Q3 2016 Results

•	During the third quarter, ICL signed potash supply contracts with its Indian and Chinese customers. The contracts with the Indian customers include the supply of 660 thousand tonnes (including optional quantities of 60 thousand tonnes), at a price of $227 per tonne CFR for delivery during the period July 2016 to June 2017. The contracts with the Chinese customers include the supply of 700 thousand tonnes (not including additional optional quantities), at a price of $219 per tonne CFR for delivery up to the end of 2016.

•	Recovery of the demand is continuing in Brazil. According to ANDA (Brazilian National Fertilizer Association), potash imports into Brazil during the first nine months of 2016 amounted to approximately 6.6 million tonnes – an increase of approximately 2% compared to the corresponding period last year. The increase is attributable mainly to higher planted areas of soybeans.

•	Given the current market conditions, the Company has decided to accelerate the transition from extracting and producing potash to producing Polysulphate® at its ICL UK mine. As part of the plan, ICL is acting to reduce an additional 150 positions by the end of 2016. ICL will endeavor to continue to expand the Polysulphate market by, among other things, developing a range of innovative Polysulphate® products, including a compacted potash and Polysulphate® product marketed as PotashpluS. The Company has also announced that it will seek an approval from the North York Moors Park Authority to extend its planning permission for 40 years. During the Polysulphate® production acceleration period, mining of the limited remaining economically viable potash reserves in the UK will continue until completed, albeit at a lower rate.

•	Metal magnesium – global demand for magnesium continues to be constrained by low economic activity in China, Brazil and Europe. In the United States, supply dynamics are being impacted by resurgent and new imports of Russian, Kazakh and Turkish pure magnesium. Additionally, consumption is falling as key industries, such as primary aluminum and titanium production, are shifting to other markets, including Asia and Canada. Chinese price indicators increased steadily during the third quarter to $2,340 per ton, a 20% increase above the January 2016 levels, due primarily to increased consumption. Pure magnesium prices in the US market remain under pressure as a consequence of the aforementioned changes in the supply dynamics.

41	Israel Chemicals Limited Q3 2016 Results

B.	Phosphate

•	The global phosphate market can be divided into an eastern market and a western market – which sometimes show opposite trends.

•	In the eastern market, the weak imports into India stem from low demand, high unsold inventories, an erratic monsoon season and a significant increase in domestic production. January through September DAP imports were 25% lower than in the corresponding period last year, totaling 3.6 million tonnes. As a result of increased availability from OCP and Ma’aden, as well as the lower demand in the Indian market, competitiveness has increased, thereby creating price pressure. The low prices offered by the low-cost producers, OCP and Ma’aden, have eroded the margins of many of the Chinese producers forcing them to curtail production. As a result, DAP exports from China, which increased by 52% and 42% in 2014 and 2015, respectively, decreased significantly, and in the first nine months of 2016 they were 27% lower than in the corresponding period last year. Market analysts report that current Chinese phosphate production is running at an average utilization rate of 50%.

•	In the western market, Brazil is showing good demand for phosphates. According to the latest ANDA data for January–September, MAP imports increased by about 190,000 tonnes (9.4%) over the corresponding period last year; DAP imports increased by about 3,600 tonnes (1.1%); imports of TSP were down by about 170,000 tonnes (23%) and SSP imports increased by about 140,000 tonnes (29%). The total imports of phosphate fertilizers (MAP, DAP, TSP & SSP) in the first nine months of 2016 reached about 3.75 million tonnes, an increase of about 165,000 tonnes (4.6%) over the corresponding period last year.

•	In the third quarter of 2016, demand in Europe was lower than usual as purchases for application in the next growing season had not yet started.

•	The US demand picked up towards the end of the quarter and it is the only market wherein prices have shown signs of hitting bottom and minor increases were even reported in certain inland destinations.

•	During the third quarter of 2016, prices of phosphate fertilizers continued their downward trend. Prices of DAP, MAP, MGA, TSP and Rock decreased by about 30% compared to the third quarter of 2015.

•	Weaker domestic phosphate demand in China along with lower prices are continuing to negatively affect the results of the YPH joint venture in China, which recorded negative operating income of $15 million (not including G&A expenses) in the third quarter of 2016 (of which, $14 million relates to ICL Phosphate). ICL is continuing its efforts to increase efficiency and reduce costs in a challenging market environment.

42	Israel Chemicals Limited Q3 2016 Results

Results of Operations - Essential Minerals Division

Sales

7-9/2016	7-9/2015	1-9/2016	1-9/2015	2015
$ millions	$ millions	$ millions	$ millions	$ millions
Potash & Magnesium	351	401	923	1,052	1,515
Sales to external customers	323	364	827	957	1,384
Sales to internal customers	28	37	96	95	131
Phosphate	282	239	900	756	1,064
Sales to external customers	229	188	740	608	864
Sales to internal customers	53	51	160	148	200
Setoffs	(12)	(20)	(49)	(60)	(79)
Total division sales	621	620	1,774	1,748	2,500

Operating income

7-9/2016	7-9/2015	1-9/2016	1-9/2015	2015
$ millions	$ millions	$ millions	$ millions	$ millions
Operating income (loss) *	(100)	156	49	361	576
Impact of employee strike	-	11	-	206	198
Provision for legal claims	(8)	3	6	6	6
Transaction expenses in connection with acquisition and divestitures of businesses	-	4	-	4	5
Write-down and impairment of assets	207	-	207	-	-
Provision for dismissal of employees	-	-	-	-	6
Provision in respect of prior periods resulting from an arbitration decision	(1)	5	(1)	5	10
Retroactive electricity charges	(16)	12	(16)	12	20
Total adjustments to operating income (loss)	182	35	196	233	245
Adjusted operating income *	82	191	245	594	821

* Not including General and Administrative expenses.

For additional details regarding Potash– see ‘Potash – Stand-Alone Activities’ on page 48.

43	Israel Chemicals Limited Q3 2016 Results

Potash – Production and Sales

Thousands of Tonnes	7-9/2016	7-9/2015	1-9/2016	1-9/2015	2015
Production	1,265	1,318	3,976	2,735	4,195
Sales to external customers	1,293	1,091	3,186	2,785	4,181
Sales to internal customers	107	110	255	277	375
Total sales (including internal sales)	1,400	1,201	3,441	3,062	4,556
Closing inventory	1,087	587	1,087	587	552

Production and Sales

The quantity of potash sold to external customers in the third quarter of 2016, was 202 thousand tonnes higher than the corresponding quarter last year, mainly due to an increase in sales to India, Brazil and China. In addition, production of potash in the third quarter of 2016 was 53 thousand tonnes lower than in the corresponding quarter last year, as a result of a decrease in the production of ICL UK.

The quantity of potash sold to external customers in the nine months ended September 30, 2016 was 401 thousand tonnes higher than the corresponding period last year, mainly due to an increase in the sales to India and Brazil and the strike that took place in the corresponding period last year in ICL Dead Sea. In addition, production of potash in the nine months ended September 30, 2016 was 1,241 thousand tonnes higher than in the corresponding period last year, due to the strike at ICL Dead Sea, and expansion of the processing capabilities at ICL Dead Sea (“Stage 11”), which was partly offset by a decrease in the production at ICL UK.

Phosphate – Production and Sales

Thousands of Tonnes	7-9/2016	7-9/2015	1-9/2016	1-9/2015	2015
Phosphate rock
Production of rock	1,549	964	4,443	2,898	4,417
Sales *	318	301	875	847	1,635
Phosphate rock used for internal purposes	1,178	813	3,045	2,420	2,767
Fertilizers
Production	876	352	2,034	1,174	1,639
Sales *	677	366	1,895	1,251	1,566
* To external customers.

Production and Sales

The quantity of the fertilizers sold in the third quarter of 2016 was 311 thousand tonnes higher than in the corresponding quarter last year. The increase stems mainly from the consolidation of the YPH joint venture in China and an increase in the quantities sold to South America and Europe. In the third quarter of 2016, manufacture of phosphate fertilizers and production of phosphate rock were higher by 524 thousand tonnes and 585 thousand tonnes, respectively, mainly due to consolidation of the YPH joint venture in China and increased production in ICL Rotem in Israel.

44	Israel Chemicals Limited Q3 2016 Results

The quantity of fertilizers sold in the nine months ended September 30, 2016 was 644 thousand tons higher than in the corresponding period last year, due to consolidation of the YPH joint venture in China. In the nine months ended September 30, 2016, manufacture of phosphate fertilizers and the production of phosphate rock were higher by 860 thousand tonnes and 1,545 thousand tonnes, respectively, than in the corresponding period last year, mainly due to consolidation of the YPH joint venture in China and increased production in ICL Rotem in Israel.

Results of operations for the period July – September 2016

Sales

A. Potash & Magnesium

Sales analysis - comparison to Q3 2015	$ millions
Quantity	80
Price	(125)
Exchange rate	(5)
Total deviation	(50)

-	Quantity – the increase derives mainly from potash sales in Asia following signing of the contracts in China and India.

-	Price – the decrease stems mainly from the decline in potash selling prices, as well as a decline in pure magnesium prices (see also ‘Significant highlights and business environment’ section and FOB prices in table on page 48).

B. Phosphate

Sales analysis - comparison to Q3 2015	$ millions
Quantity	100
Price	(55)
Exchange rate	(2)
Total deviation	43

-	Quantity – the increase derives mainly from consolidation of the YPH joint venture and low SSP sales in the corresponding quarter last year as a result of the fire in a fertilizer production facility in Israel.

-	Price – the decrease stems mainly from the decline in phosphate fertilizers selling prices (see also ‘Significant highlights and business environment’ section).

45	Israel Chemicals Limited Q3 2016 Results

Essential Minerals Division

Adjusted Operating Income analysis - comparison to Q3 2015 *	$ millions
Quantity	80
Price	(180)
Exchange rate	2
Raw materials	15
Energy	2
Transportation	(32)
Other	4
Total deviation	(109)

* Not including General and Administrative expenses.

-	Quantity – the increase stems mainly from potash sales in Asia and from low SSP sales in the corresponding quarter last year as a result of the fire in a fertilizer production facility in Israel. The gross profit of the YPH joint venture had only a minor effect.

-	Price – the decrease stems mainly from the decline in potash and phosphate fertilizers selling prices (see also ‘Significant highlights and business environment’ section and FOB prices in table on page 48).

-	Raw materials – the increase stems mainly from a decline in sulfur prices (used in green phosphoric acid production).

-	Transportation – the decrease stems mainly from an increase in the quantities of potash sold and transportation expenses of the YPH joint venture.

Results of operations for the period January – September 2016

Sales

A. Potash & Magnesium

Sales analysis - comparison to YTD 2015	$ millions
Quantity	150
Price	(270)
Exchange rate	(9)
Total deviation	(129)

-	Quantity – the increase derives mainly from potash sales, in light of the strike impact in 2015 (amounting to $341 million).

-	Price – the decrease stems mainly from the decline in potash selling prices, as well as a decline in pure magnesium prices (see also ‘Significant highlights and business environment’ section and FOB prices in table on page 48).

-	Exchange rate – the decrease stems mainly in light of the devaluation of the pound against the dollar.

46	Israel Chemicals Limited Q3 2016 Results

B. Phosphate

Sales analysis - comparison to YTD 2015	$ millions
Quantity	250
Price	(110)
Exchange rate	4
Total deviation	144

-	Quantity – the increase derives mainly from consolidation of the YPH joint venture and low SSP sales in the corresponding period last year as a result of the fire in a fertilizer production facility in Israel.

-	Price – the decrease stems mainly from the decline in phosphate fertilizers selling prices (see also ‘Significant highlights and business environment’ section).

Essential Minerals Division

Adjusted Operating Income analysis - comparison to YTD 2015 *	$ millions
Quantity	(70)
Price	(380)
Exchange rate	-
Raw materials	35
Energy	10
Transportation	(10)
Other	66
Total deviation	(349)

* Not including General and Administrative expenses.

-	Quantity – the decrease stems mainly from potash sales (not including the increase stemming from last year’s strike - which was adjusted). The decrease was partly offset by the low SSP sales in the corresponding period last year as a result of the fire in a fertilizer production facility in Israel. The gross profit of the YPH joint venture had only a minor effect.

-	Price – the decrease stems mainly from the decline in potash and phosphate fertilizers selling prices (see also ‘Significant highlights and business environment’ section and FOB prices in table on page 48).

-	Raw materials – the increase stems mainly from a decline in the sulfur prices (used in green phosphoric acid production).

-	Energy – the increase stems mainly from a decline in electricity and gas prices.

-	Transportation – the decrease stems mainly from an increase in the quantities sold by the YPH joint venture.

-	Other – the increase derives mainly from income from insurance in respect of the fire in a fertilizer production facility in Israel, a decline in the salary costs due to implementation of efficiency plans (which was partly offset by a provision resulting from extension of the validity of the employment agreement in ICL Dead Sea), and a decline in the royalties’ expenses.

47	Israel Chemicals Limited Q3 2016 Results

Potash – Stand-Alone Activities

Key Figures – Additional Information

Millions of Dollars	7-9/2016	7-9/2015	1-9/2016	1-9/2015	2015
Average potash selling price - FOB (in $)	199	283	215	287	280
Sales to external customers	302	344	765	888	1,292
Sales to internal customers *	34	42	117	113	157
Operating income (loss) **	(105)	126	(3)	266	424
Provision for legal claims	(8)	3	6	6	6
Impact of employee strike	-	8	-	193	185
Provision for dismissal of employees	-	-	-	-	6
Provision in respect of prior periods resulting from an arbitration decision	(1)	5	(1)	5	10
Retroactive electricity charges	(12)	8	(12)	8	14
Write-down and impairment of assets	207	-	207	-	-
Total adjustments to operating income (loss)	186	24	200	212	221
Adjusted operating income **	81	150	197	478	645

*	Sales to other business units of ICL including Magnesium business.

**	Excluding General and Administrative expenses.

The potash stand-alone activities include, among others, Polysulphate® produced in a mine in the UK and salt produced in underground mines in UK and Spain.

Results of operations for the period July – September 2016

Sales analysis - comparison to Q3 2015	$ millions
Quantity	75
Price	(120)
Exchange rate	(5)
Total deviation	(50)

48	Israel Chemicals Limited Q3 2016 Results

Adjusted Operating Income analysis - comparison to Q3 2015 *	$ millions
Quantity	40
Price	(120)
Exchange rate	5
Raw materials	-
Energy	5
Transportation	(15)
Other	16
Total deviation	(69)

* Not including General and Administrative expenses.

-	Quantity – the increase derives mainly from potash sales in Asia.

-	Price – the decrease stems mainly from the decline in selling prices (see also ‘Significant highlights and business environment’ section and FOB prices in table on page 48).

-	Transportation – the decrease stems mainly from an increase in the quantities of potash sold.

-	Other – the increase derives mainly from a decline in the salary cost due to implementation of efficiency plans and a decline in the royalties’ expenses.

Results of operations for the period January – September 2016

Sales analysis - comparison to YTD 2015	$ millions
Quantity	155
Price	(260)
Exchange rate	(14)
Total deviation	(119)

49	Israel Chemicals Limited Q3 2016 Results

Adjusted Operating Income analysis - comparison to YTD 2015 *	$ millions
Quantity	(100)
Price	(260)
Exchange rate	-
Raw materials	(5)
Energy	5
Transportation	30
Other	49
Total deviation	(281)

* Not including General and Administrative expenses.

-	Quantity – the decrease stems mainly from potash sales (not including the increase stemming from last year’s strike - which was adjusted).

-	Price – the decrease stems mainly from the decline in potash selling prices (see also ‘Significant highlights and business environment’ section and FOB prices in table on page 48).

-	Transportation – the increase stems mainly from a decline in the quantities of potash sold.

-	Other – the increase derives mainly from a decline in the salary costs due to implementation of efficiency plans (which was partly offset by a provision resulting from extension of the validity of the employment agreement in ICL Dead Sea), and a decline in the royalties’ expenses.

50	Israel Chemicals Limited Q3 2016 Results

Specialty Solutions Division

This division includes four business units: ICL Industrial Products, ICL Specialty Fertilizers, ICL Advanced Additives and ICL Food Specialties. The division concentrates on achieving growth through a highly tailored customer focus, product innovation and commercial excellence.

Significant highlights and business environment

A. Industrial Products

•	Following a short period of decline in elemental bromine prices in China during the second quarter of 2016, the positive price trend which started at the end of Q3 2014 returned. Prices are now about 65% higher than their level in Q3 2014.

•	Strong sales of FR-122P supported by continued transition from HBCD in Europe and higher prices. In addition, there is a growing interest in FR-122P in North America and Asia Pacific, and ICL is continuing its efforts to execute additional long-term supply agreements.

•	Higher sales of Merquel® (mercury emission control products) supported by the regulation implemented in mid-2016 and higher demand for electricity in the USA during Q3 2016 compared to Q3 2015.

•	Strong FR-245 sales continued due to high demand in the television and audio markets.

•	Stable demand for flame retardants in the printed circuit boards and automotive markets.

•	Stable demand for bromine in the Butyl rubber industry.

•	Sales of phosphorous-based flame retardants were unfavorably impacted by competition from Chinese manufacturers. This trend was offset by an increase in raw materials prices in China and supply interruptions some Chinese producers encountered due to stricter environmental regulations being implemented by the government.

B. Specialty Fertilizers

•	ICL Specialty Fertilizers was able to maintain the previous year's profitability ratios, as raw-material prices declined.

•	Headwinds from the commodity markets and lower demand in Asia Pacific stemming from lower crop prices were offset by geographical expansion as well as a positive contribution from consolidation of the YPH joint venture in China – all of which contributed to an increase in the quantities sold.

•	Low global crop commodity prices led to lower demand for specialty fertilizers in specialty agriculture markets, as growers are attempting to save on inputs. The recent recovery in the prices of several “cash” crops, such as oil palms, may support future demand.

•	The relatively good spring-summer weather and somewhat improved economic situation in key regions such as Europe and the Americas led to good demand for specialty products in the Turf and Ornamental markets.

•	The environment described above impacted the sales prices of specialty fertilizers and, as a result, the sales revenues of the business unit decreased.

51	Israel Chemicals Limited Q3 2016 Results

C. Advanced Additives

•	Our Advanced Additives business unit is comprised of six sub-units, namely: Industrial Specialties; Acids; Fire Safety; Oil Additives (P2S5); Elemental Phosphorus and Specialty Minerals.

•	Advanced Additives performance was favorably impacted by several factors: higher demand for fire safety products due to a record season of wildfire activity in North America as well as opportunities for additional volume originating from a phased program of the US military to replace products with our state of the art foams. In addition the consolidation of the YPH JV in China, contributed approximately 3% to the revenues, mainly in our Industrial Specialties and Acids business lines.

•	This contribution was partially offset by slightly lower sales in our P2S5 business line due to customer production outages. In addition, sales of acids and salts decreased due to competitive markets in the EU as a result of the ban on the use of phosphate-based products in ADW (automatic dishwashers) and the weakness in the Brazilian economy. Furthermore, demand for Specialty Minerals products decreased, especially MgCl – due to weak pre-season sales of deicing products in the US market compared to last year, as a result of an exceptionally warm winter, and KCL – due to very low demand in the oil drilling industry.

D. Food Specialties

•	ICL Food Specialties performance has been favorably impacted by growing demand for protein-enriched, unprocessed (“clean label”) and non-allergenic (“free-from”) food as well as increased manufacturing capacity in Europe and North America.

•	Sales volumes of dairy proteins improved significantly due to increasing utilization of newly created production capacities.

•	Sales to emerging markets are showing steady growth compared to both the third quarter and the first nine months of 2015.

•	Sales of new products, especially those specifically tailored to customer needs, grew significantly.

•	There was a partial offset due to extension of the cross sanctions between the West and Russia through the end of 2017, an increasingly competitive environment in North America and devaluation of the British pound against the Euro causing lower purchasing power of the UK customers.

52	Israel Chemicals Limited Q3 2016 Results

Results of Operations – Specialty Solutions Division

Sales

7-9/2016	7-9/2015	1-9/2016	1-9/2015	2015
$ millions	$ millions	$ millions	$ millions	$ millions
Industrial Products	235	225	711	630	871
Sales to external customers	233	221	707	624	859
Sales to internal customers	2	4	4	6	12
Specialty Fertilizers	147	155	524	535	680
Sales to external customers	139	147	503	517	656
Sales to internal customers	8	8	21	18	24
Advanced Additives	297	290	752	732	945
Sales to external customers	278	275	700	670	858
Sales to internal customers	19	15	52	62	87
Food Specialties	172	157	508	458	613
Sales to external customers	171	153	500	449	602
Sales to internal customers	1	4	8	9	11
Setoffs	(20)	(24)	(67)	(81)	(112)
Total division sales	831	803	2,428	2,274	2,997

Operating income

7-9/2016	7-9/2015	1-9/2016	1-9/2015	2015
$ millions	$ millions	$ millions	$ millions	$ millions
Operating income *	147	130	425	298	357
Impact of Employee strike	-	6	-	59	50
Impairment of assets	-	-	-	-	43
Provision for early retirement and dismissal of employees	20	-	26	42	42
Provision in respect of prior periods resulting from an arbitration decision	11	-	11	-	-
Provision for legal claims	-	2	1	2	2
Provision for historical waste removal	-	-	-	-	20
Total adjustments to operating income	31	8	38	103	157
Adjusted operating income *	178	138	463	401	514

* Not including General and Administrative expenses.

53	Israel Chemicals Limited Q3 2016 Results

Results of operations for the period July – September 2016

Sales

A. Industrial Products

Sales analysis - comparison to Q3 2015	$ millions
Quantity	20
Price	(10)
Exchange rate	-
Total deviation	10

-	Quantity – the increase derives mainly from the sales of bromine based flame retardants and industrial solutions products.

-	Price – the decrease stems mainly from the decline in phosphorous-based flame retardants selling prices (see also ‘Significant highlights and business environment’ section on page 51).

B. Specialty Fertilizers

Sales analysis - comparison to Q3 2015	$ millions
Quantity	10
Price	(15)
Exchange rate	(3)
Total deviation	(8)

-	Quantity – the increase derives mainly from consolidation of the YPH joint venture.

-	Price – the decrease stems mainly from a decline in the prices of commodity fertilizers which are used as raw materials for specialty fertilizers.

C. Advanced Additives

Sales analysis - comparison to Q3 2015	$ millions
Quantity	15
Price	(5)
Exchange rate	(3)
Total deviation	7

-	Quantity – the increase derives mainly from consolidation of the YPH joint venture and an increase in the sales quantities of the fire safety business line.

-	Price – the decrease stems mainly from a decline in the selling prices of acids (see also ‘Significant highlights and business environment’ section on page 52).

54	Israel Chemicals Limited Q3 2016 Results

D. Food Specialties

Sales analysis - comparison to Q3 2015	$ millions
Quantity	15
Price	-
Exchange rate	-
Total deviation	15

-	Quantity – the increase derives mainly from dairy proteins and new products.

Specialty Solutions Division

Adjusted Operating Income analysis - comparison to Q3 2015 *	$ millions
Quantity	25
Price	(25)
Exchange rate	-
Raw materials	10
Energy	-
Transportation	5
Other	25
Total deviation	40

* Not including General and Administrative expenses.

-	Quantity – the increase derives mainly from higher sales of dairy proteins and new products in ICL Food Specialties as well as higher sales quantities of bromine compound in ICL Industrial Products.

-	Price – the decrease stems mainly from lower commodity fertilizers prices which impacted the sales prices in ICL Specialty Fertilizers and from lower sales prices of phosphorous-based products in ICL Industrial Products.

-	Raw materials – the increase stems mainly from a decline in the price of commodity fertilizers used in ICL Specialty Fertilizer’s products and raw materials used for manufacturing bromine-based and phosphorous-based products in ICL Industrial Products.

-	Other – the increase stems from, among other things, a decline in the salary costs due to implementation of the efficiency plan in ICL Industrial Products.

55	Israel Chemicals Limited Q3 2016 Results

Results of operations for the period January – September 2016

Sales

A. Industrial Products

Sales analysis - comparison to YTD 2015	$ millions
Quantity	85
Price	(5)
Exchange rate	1
Total deviation	81

-	Quantity – the increase derives mainly from bromine based flame retardants and industrial solutions products in light of the strike impact in 2015 (amounting to $80 million).

-	Price – the decrease stems mainly from the decline in phosphorous-based flame retardants selling prices, partly offset by an increase in the prices of the bromine based products (see also ‘Significant highlights and business environment’ section on page 51).

B. Specialty Fertilizers

Sales analysis - comparison to YTD 2015	$ millions
Quantity	20
Price	(25)
Exchange rate	(6)
Total deviation	(11)

-	Quantity – the increase derives mainly from consolidation of the YPH joint venture.

-	Price – the decrease stems mainly from a decline in prices of commodity fertilizers which are used as raw materials for specialty fertilizers.

C. Advanced Additives

Sales analysis - comparison to YTD 2015	$ millions
Quantity	40
Price	(15)
Exchange rate	(5)
Total deviation	20

-	Quantity – the increase derives mainly from consolidation of the YPH joint venture and specialty minerals products in light of the strike impact in 2015 (amounting to $32 million).

-	Price – the decrease stems mainly from the decline in the selling prices of acids (see also ‘Significant highlights and business environment’ section on page 52).

56	Israel Chemicals Limited Q3 2016 Results

D. Food Specialties

Sales analysis - comparison to YTD 2015	$ millions
Quantity	50
Price	5
Exchange rate	(5)
Total deviation	50

-	Quantity – the increase derives mainly from dairy proteins and new products.

-	Price – the increase derives mainly from an increase in selling prices of organic dairy proteins.

Specialty Solutions Division

Adjusted Operating Income analysis - comparison to YTD 2015 *	$ millions
Quantity	25
Price	(35)
Exchange rate	-
Raw materials	50
Energy	10
Transportation	5
Other	7
Total deviation	62

* Not including General and Administrative expenses.

-	Quantity – the increase stems mainly from higher sales of dairy proteins and new products in ICL Food Specialties.

-	Price – the decrease stems mainly from lower commodity fertilizers prices which impacted the sales prices in ICL Specialty Fertilizers and acids in ICL Advanced Additives.

-	Raw materials – the increase stems mainly from a decline in the price of commodity fertilizers used as raw materials in ICL Specialty Fertilizer’s products and raw materials used for manufacturing bromine-based and phosphorous-based products in ICL Industrial Products.

-	Other – the increase stems from, among other things, a decline in the salary costs due to implementation of the efficiency plan in ICL Industrial Products.

57	Israel Chemicals Limited Q3 2016 Results

Liquidity and Capital Resources

Source and uses of cash

Set forth below are the highlights of the changes in the cash flows in the third quarter of 2016, compared with the corresponding quarter last year:

Net cash provided by operating activities:

In the third quarter of 2016, the cash flows provided by operating activities increased compared with the corresponding quarter last year by $125 million. This increase stems mainly from a decrease in the working capital, compared to the corresponding quarter last year, as well as by a decrease in provisions and benefits for employees in the corresponding quarter last year stemming from payment of royalties and payments relating to retirement of employees.

Net cash used in investing activities:

In the third quarter of 2016, the cash flows used in investing activities decreased compared with the corresponding quarter last year, by $38 million. This decrease stems mainly from a decline, in the amount of $11 million, in the capital expenditures and realization of short-term deposits and sale of securities, in the amount of about $29 million.

Net cash used in financing activities:

In the third quarter of 2016, there was an increase of $156 million in the cash flows used in financing activities compared with the corresponding quarter last year. This increase stems mainly from repayment of long-term loans, net of loans received, in the amount of about $185 million, compared with the corresponding quarter last year, while on the other hand, there was a decrease in the repayment of short-term credit balances, in the amount of $38 million, compared with the corresponding quarter last year.

58	Israel Chemicals Limited Q3 2016 Results

Debt Movement

As at September 30, 2016, the net financial liabilities of ICL amounted to $3,423 million, an increase of $193 million compared with the balance at the end of 2015. The debt increase is mainly due to the purchase of 15% of the shares of the public company Yunnan Yuntianhua in January 2016, for the aggregate amount of $250 million. These shares are traded on the Chinese stock exchange,

ICL's sources of financing are short-term and long-term bank loans, mostly from international banks and Israeli institutions, debentures and securitization of customer receivables, whereby some of the Group companies sell customer receivables in return for providing a credit facility. The total amount of the securitization framework and credit facility deriving therefrom amounts to $405 million. As at September 30, 2016, ICL had used $267 million of the securitization facility.

ICL also has long-term credit facilities of $1,890 million and €100 million, of which $838 million had not been used as of September 30, 2016.

For additional information regarding new credit facilities, amounts raised and issuance of a new series of debentures (Series E) – see Note 5 to the condensed consolidated interim financial statements included in this report.

Subsequent to the date of the statement of financial position, on October 27, 2016, the credit rating company Standard & Poor’s Global Ratings lowered the Company’s international credit rating to BBB– with a stable rating outlook. The said rating reduction reflects, mainly, the weak situation existing in the global fertilizers market and follows the lowering of the ratings of a number of other companies in the industry in the past year. ICL’s rating remained at an investment grade. In the Company’s estimation, the impact of the rating reduction on its financing expenses, if any, is negligible.

As at the date of the report, the Company is in compliance with the financial covenants stipulated in its financing agreements.

Dividend Policy

In March 2016 the Company’s Board of Directors decided to adapt its dividend policy. For 2016 and 2017, ICL’s dividend payout ratio will comprise up to 50% of its adjusted annual net income, compared to the prior policy of up to 70% of the net income. This adaptation will serve to increase certainty for the Company’s shareholders regarding ICL’s distribution of dividends while maintaining ICL’s financial strength. The Company’s Board of Directors will revisit the dividend policy once market conditions stabilize.

For additional details regarding the distribution of dividends by the Company – see Note 7 to the condensed consolidated interim financial statements above.

Critical Accounting Estimates

There were no material changes in our critical accounting estimates during the nine-month period ended September 30, 2016.

59	Israel Chemicals Limited Q3 2016 Results

Board of Directors and Senior Management Updates

In March 2016, Mr. Eran Sarig, a Company director, retired from his position on the Company’s Board of Directors following his retirement as an executive officer in Israel Corporation Ltd., the Company’s controlling shareholder.

In April 2016, the Company’s Board of Directors appointed Mr. Johanan Locker as a director, and on August 29, 2016, the General Meeting of the Company’s shareholders approved his appointment. Commencing from August 15, 2016, Mr. Locker serves as the Executive Chairman of the Company’s Board of Directors, this being in place of Mr. Nir Gilad, who retired from his position as the Executive Chairman of the Company’s Board of Directors on this date.

As of May 1, 2016, Mr. Karl Georg Mielke, President & CEO of ICL Specialty Fertilizers, Ms. Lisa Haimovitz, Senior Vice-President and Global General Counsel & Company Secretary and Mr. Ido Lilian, Executive Vice President, ICL Global Procurement, are no longer considered executive officers of the Company.

On July 7, 2016, Mr. Rani Loebenstein was appointed Head of the ICL Corporate Relations Unit. From the date of his appointment, Mr. Loebenstein is considered an executive officer of the Company.

Further to Item 6 of our Annual Report – “Directors, Senior Management and Employees”, Part C – “Board Practices” regarding “Insurance and indemnification”, on August 8 and 9, 2016, the Company's Audit & Accounting Committee and the Board of Directors, respectively, approved renewal of the insurance policy for officers currently serving or who will serve in the Company from time to time, as well as their liability in their capacity as officers of certain companies to which they have been or will be appointed by the ICL Group or on its behalf, for a period of an additional year, commencing from September 1, 2016 through August 31, 2017.

On August 29, 2016, the Company held an Extraordinary General Meeting of the shareholders, whereat all items on the meeting's agenda were approved, as they were described in detail in the Company’s Immediate Report published on July 24, 2016, and as follows: (a) approval of a new compensation policy for officers; (b) approval of the appointment of Mr. Johanan Locker as a Company director; (c) approval of the compensation terms and equity grant for the new Chairman of the Company’s Board of Directors, Mr. Johanan Locker; and (d) approval of an equity compensation grant for 2016 to ICL's Chief Executive Officer at the time of the meeting, Mr. Stefan Borgas.

The Company will convene the 2016 Annual General Meeting of its Shareholders on January 3, 2017, and has established December 2, 2016, as the record date to determine shareholders' eligibility to vote.

On September 8, 2016, the Company's Chief Executive Officer (CEO), Mr. Stefan Borgas, announced his decision to resign as CEO and as a member of the Board of Directors for personal reasons.

On September 11, 2016, the Company’s Board of Directors appointed Mr. Asher Grinbaum, who up to July 1, 2016, served as Executive Vice-President and COO (Chief Operating Officer), as the Company’s Acting CEO, to fill the role of CEO on an interim basis, until the appointment of a permanent CEO. Mr. Grinbaum’s appointment entered into effect immediately. Mr. Charles Widhaus, the former CEO of ICL Industrial Products, replaced Mr. Grinbaum as the COO, commencing from July 1, 2016.

Concurrently, the Company’s Board of Directors appointed a Board committee to search for a permanent CEO, the members of which are: Mr. Johanan Locker (Chairman), Dr. Miriam Haran and Mr. Avisar Paz.

60	Israel Chemicals Limited Q3 2016 Results

Risk Factors

In the nine-month period ended September 30, 2016, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2015.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2015.

Legal Proceedings

Derivative Actions

On July 10, 2016 and July 19, 2016, two petitions for approval of derivative actions were submitted to the Economic Division of the Tel-Aviv District Court, by two different shareholders, regarding the annual bonuses paid with respect to 2014-2015 to the five highest paid senior officers of the Company, including the CEO and the Chairman at that time, allegedly in a manner not conforming to the Company’s Compensation Policy and not in the best interest of the Company.

The first petition, for an estimated amount of NIS 18 million (approximately $5 million), was submitted against the five highest paid senior officers of the Company and alternatively, against the members of the Compensation Committee who approved grant of the bonuses. The Company is requested to compel the five highest paid senior officers to return the bonuses, and should they fail to comply with this request, file a claim against the members of the Compensation Committee.

The second petition, for an estimated amount of NIS 21 million (approximately $6 million), was submitted against ICL, the five highest paid senior officers and the members of the Board who approved grant of the bonuses. The Court is requested to compel the five highest paid senior officers and other Company officers, to return the bonuses. Alternatively, the Court is requested to demand that the members of the Board compensate the Company for damages incurred in respect of the approval of these grants.

Due to the early stage of both petitions, it is not possible to estimate the chances that the Court will accept them. The Company strongly rejects the petitions and will submit its response to the Court according to the law.

In addition, the Company is subject to various litigation and other legal proceedings. For a discussion of this matter, see "Contingencies, Litigations and Other Matters" in Note 8 to the condensed consolidated interim financial statements included in this report.

61	Israel Chemicals Limited Q3 2016 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.
By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.
By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: November 23, 2016